Exhibit 99.1

NYCM Insurance Goes Live with Sapiens Reinsurance Platform

The implementation supports NYCM’s enterprise-wide reinsurance effort to streamline reinsurance administration and improve reporting

Raleigh, N.C., May 18, 2022– Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, has announced that NYCM Insurance, a property and casualty insurance provider in operation for 120 years, has implemented Sapiens ReinsurancePro to enhance their internal controls processes, automated calculations and reporting.

“Sapiens ReinsurancePro provides significant improvements over our previous software solution by both increasing efficiencies and enhancing our data access, reporting and extract capabilities,” said Rich Inman, NYCM Insurance, Accounting Supervisor I. “We really appreciate the true partnership we’re enjoying with Sapiens and the experienced Reinsurance team. They were with us step-by-step throughout the implementation and continue to provide excellent customer service.”

The implementation provided NYCM numerous benefits, including reducing processing time by half each month, complete freedom from dependencies on outside reporting tools, ability to process monthly activity in real-time, and the strengthening of controls over their broad breadth of complex treaties.

“We are very pleased to empower NYCM in their quest for full financial control of the reinsurance processes and to enable them to increase efficiency and internal controls,” said Roni Al-Dor, Sapiens president and CEO. “By streamlining the process, Sapiens enables NYCM to take ownership of their data and proactively conduct analysis on that data instead of relying on IT or external parties. Ultimately this empowers NYCM to better serve their customers.”

Sapiens ReinsurancePro supports all types of reinsurance processing, regardless of volume, in one comprehensive and powerful reinsurance system, empowering insurance companies to manage and automate the underwriting and administration of reinsurance, including treaty and facultative, ceded, assumed and retroceded reinsurance.

About NYCM Insurance

NYCM Insurance has been providing property and casualty insurance to New Yorkers for over 120 years and in 2019 was ranked #1 Customer Satisfaction Among Auto Insurers in New York, 2 Years in a Row by J.D. Power. With more than 900 employees and a network of over 1,200 independent agents, NYCM Insurance is proud to service over 525,000 insureds. For more information, please visit https://www.nycm.com

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. Backed by 40 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit www.sapiens.com or follow us on LinkedIn.

www.sapiens.com

Media Contact

Shay Assaraf

Chief of Marketing, Sapiens

Shay.assaraf@sapiens.com

Investor’s Contact

Kimberly Rogers
Managing Director, Hayden IR
+1 541-904-5075
kim@HaydenIR.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

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www.sapiens.com

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